Filed by Advanced Fibre Communications, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant
to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Advanced Fibre Communications, Inc.

Commission File No. 000-28734

This filing relates to the proposed merger between a wholly owned subsidiary of Tellabs, Inc. and Advanced Fibre Communications, Inc. (“AFC”), pursuant to an Agreement and Plan of Merger, dated as of May 19, 2004, as amended and restated as of September 7, 2004 (the “Merger Agreement”). The Merger Agreement was filed by AFC under cover of a Current Report Form 8-K on September 8, 2004 and is incorporated by reference into this filing.

NOTICE TO INVESTORS, PROSPECTIVE INVESTORS AND THE INVESTMENT COMMUNITY—CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements in this filing regarding the proposed merger of Tellabs, Inc. and Advanced Fibre Communications, Inc. which are not historical facts, including expectations of financial results for the combined companies (e.g., projections regarding revenue, earnings, cash flow and cost savings), are “forward-looking statements.” Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause either company’s actual performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements. Either company’s actual future results could differ materially from those predicted in such forward-looking statements. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Important factors upon which the forward-looking statements presented in this filing are premised include: (a) receipt of regulatory and stockholder approvals without unexpected delays or conditions; (b) timely implementations and execution of merger integration plans; (c) retention of customers and critical employees; (d) economic changes impacting the telecommunications industry; (e) successfully leveraging Tellabs/Advanced Fibre Communications’ comprehensive product offering to the combined customer base; (f) the financial condition of telecommunication service providers and equipment vendors, including any impact of bankruptcies; (g) the impact of customer and vendor consolidation; (h) successfully introducing new technologies and products ahead of competitors; (i) successful management of any impact from slowing economic conditions or customer demand; and (j) protection and access to intellectual property, patents and technology. In addition, the ability of Tellabs/Advanced Fibre Communications to achieve the expected revenues, accretion and synergy savings also will be affected by the effects of competition (in particular the response to the proposed transaction in the marketplace), the effects of general economic and other factors beyond the control of Tellabs/Advanced Fibre Communications, and other risks and uncertainties described from time to time in Tellabs/Advanced Fibre Communications’ public filings with the Securities and Exchange Commission. Tellabs and Advanced Fibre Communications disclaim any intention or obligation to update or revise any forward-looking statements.

This communication is not a solicitation of a proxy from any security holder of Advanced Fibre Communications, Inc. Tellabs, Inc. has filed with the Securities and Exchange Commission Amendment No. 1 to its Registration Statement on Form S-4, which contains a preliminary proxy statement/prospectus, and Advanced Fibre Communications, Inc. expects to mail a Definitive Proxy Statement/Prospectus to its stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations, 1415 West Diehl Road, Naperville, IL 60563, 630-798-8800. Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations, 1465 North McDowell Blvd., Petaluma, CA, USA 94954, 707-792-3500.

Interest of Certain Persons in the Merger.

Advanced Fibre Communications, Inc., and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Advanced Fibre Communications, Inc. in connection with the merger. The directors and executive officers of Advanced Fibre Communications, Inc. have interests in the merger, some of which may differ from, or may be in addition to, those of the stockholders of Advanced Fibre Communications, Inc. generally. Those interests will be described in greater detail in the Proxy Statement/Prospectus with respect to the merger, which may include potential membership on the Tellabs, Inc. Board of Directors, option and stock holdings and indemnification. Information about the directors and executive officers of Advanced Fibre Communications, Inc. and their ownership of Advanced Fibre Communications, Inc. stock is set forth in the proxy statement for Advanced Fibre Communications, Inc.’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the proxy statement/prospectus when it becomes available.

* * *

[Transcript of Third Quarter Earnings Release Conference Call held on October 25, 2004]

Operator:	Good afternoon ladies and gentlemen and thank you for participating in the Advanced Fibre Communications third quarter earnings release conference call. At this time all participants are in listen only mode. The company will first share its prepared comments, followed by a question and answer session.

Participants on today’s call are John Schofield, Chairman of the Board, President and CEO; Keith Pratt, Senior Vice President and CFO; and Debbie McGowan, Director of Investor Relations. After the presentation we will begin the question and answer session. Should any participant need assistance throughout the call please disconnect and redial the conference number. Miss McGowan, you may begin ma’am.

Debbie McGowan:	Thank you operator. Good afternoon, this is Debbie McGowan, AFC’s Director of Investor Relations. Thank you for joining us today for our conference call to discuss results of our third quarter 2004. As the operator noted, joining me on the call today is John Schofield, our

Chairman, President and CEO, and Keith Pratt, our Chief Financial Officer. John will open the call with a brief review of the quarter followed by an update on several key initiatives, as well as the Tellabs merger. Keith will then come back to a detailed review of our quarterly results, after which time we will open up the call to take your questions.

Before we move on I would like to remind you that during this call we will be providing historical financial information on a GAAP basis and on a core business basis. The core business financial results are not in accordance with GAAP. We present our reconciliation of the core business results through a schedule attached to our press release, which can be found on our website at www.afc.com.

Let me also remind you that during the course of this conference call we will be providing guidance regarding expected future financial performance and making forward looking statements. These statements are based on assumptions which are subject to change from time to time and we do not assume the responsibility to inform you when they do. Our company policy is to provide guidance only on public conference calls. We do not update that guidance until the next scheduled call. Actual results may differ materially from what we say today. Factors that could affect our financial results include, among other things, the factors described in the risk factors section in our Annual Report on Form 10-K or Quarterly Reports on Form 10-Q, which have been filed with the SEC.

This communication is not a solicitation of a proxy from any security holder of Advanced Fibre Communications, Inc. Tellabs, Inc. has filed with the Securities & Exchange Commission, Amendment No. 1 to the Registration Statement on Form F-4, File No. 333-116794 which contains the preliminary proxy statement prospectus. Advanced Fibre Communications Inc. expects to mail a definitive proxy statement prospectus to its stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. We urge investors and security holders to read the definitive proxy statement prospectus and any other relevant documents to be filed with the SEC when they become available, because they will contain important information. The documents can be obtained free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Tellabs, Inc. are available free of charge from Tellabs investor relations located at 1415 West Diehl Road, Naperville, Illinois 60563, phone number 630-798-8800. Documents filed with the SEC by Advanced Fibre Communications, Inc. are available free of charge from Advanced Fibre Communications investor relations located at 1465 North McDowell Blvd., Petaluma, California 94954, or by calling 707-792-3500.

Tellabs and AFC and their respective directors and executive officers and other members of their management and employees may be deemed to be participants in a solicitation of proxies from the stockholders of AFC in connection with the merger. The directors and executive officers of

Tellabs, Inc. and Advanced Fibre Communications, Inc. have interests in the merger, some of which may differ from or may be in addition to those of the stockholders of AFC generally. Those interests will be described in greater detail in the definitive proxy statement prospectus with respect to the merger information about the directors and executive officers of Tellabs, Inc. and their ownership of Tellabs, Inc. stock as set forth in the proxy statements for Tellabs, Inc. 2004 annual meeting of the stockholders. Information about the directors and executive officers of AFC and their ownership of AFC stock is set forth in the proxy statement for AFC’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the proxy statement and prospectus.

With that I would now like to turn the call over to John Schofield. John:

John Schofield:	Thank you Debbie and good afternoon everyone. Welcome to our third quarter conference call.

With the Tellabs merger moving closer to completion I expect this will be the last quarterly conference call that we will host as a stand alone company. And it has been a very busy quarter for us. The third quarter was highlighted by record DSL shipments, a steady increase in FTTP sales to both large and small carriers, and the launch of several new initiatives designed to strengthen our focus and energy in the IOC market. I’ll spend more time talking about each of these areas this afternoon, and will also update you on our pending merger with Tellabs, our Verizon project, as well as the recent FCC ruling on how the improved regulatory climate may impact our business going forward.

Let me start by giving you an update on the status of our merger with Tellabs. As you most likely saw from our news release earlier today, we have set the record and meeting dates for our merger. Our record date has been set as the close of business today, Monday October 25th, and the special stockholders’ meeting will be held on Tuesday November 30th at 10 am at 9 Willowbrook Court here in Petaluma. Stockholders can expect to receive definitive proxy statements in the mail very soon. We need a simple majority of the outstanding shares of AFC to vote in favor of the merger. Assuming we obtain the required vote, we expect the merger to close soon thereafter. In the meantime there is still much work to be done. The integration is moving ahead at a fast clip as the teams work diligently to be ready to hit the ground running on day one, and our customers continue to voice their support of this merger.

Now, with regard to our Q3 results; as noted in our earnings news release third quarter revenue reached approximately 120 million dollars, up from 85 million reported in the third quarter last year and slightly below the low end of our previous guidance of 124 to 128 million. Despite the softness in our revenue we were able to modestly exceed our operating profit forecasts in what I would characterize as a challenging spending environment. The softness in revenue was largely the result of a manufacturing yield issue that we experienced with our FTTP products and which prevented us from shipping in the quantities expected. Yields are now improving as we progress through the current quarter and I expect to exit the quarter at a full production volume rate.

We had two 10% customers in the quarter, BellSouth and Sprint. Despite all of the weather related problems that BellSouth experienced of late they continued to order product from us throughout the quarter.

The third quarter was a record quarter for DSL port shipments, with the total ports shipped at 142 thousand, up from 115 thousand in the second quarter of 2004 and 50 thousand shipped in the comparable quarter of 2003. The majority of these were for our AccessMax products but there was also a significant number of ports shipped for our DISC*S products as well.

Despite continued declines in carrier access lines we also shipped 350 thousand POTS ports as well. We also set a record with RBOC revenue. As you know one of the goals we set some time ago was to expand our reach into the RBOC market. I’m pleased to report that in the third quarter we saw, for the first time, more than half of our revenues derive from the RBOCs. We are encouraged by this progress with the large carriers especially as it is coupled with AFC’s increased focus on the IOC market.

I’d now like to spend some time talking about the IOCs, a key segment of our business. As we have discussed in the past we’ve seen a good deal of competition in this market and we’ve recently launched several initiatives to strengthen our efforts in the independent marketplace. Last month we hosted a two day open house in Chicago and had nearly a hundred customers turn out. We outlined our product roadmap to encourage new deep fiber deployments along with a broad based launch of FiberDirect into this market and, with the release of our new ADSL2+ card FiberDirect can now address FTTP, FTTC and FTTN applications.

We also implemented the restructuring of our sales team, adding more feet on the street to work with the independent carriers. And what we’ve heard back from these customers is that they are happy that we are devoting new resources to meet their needs.

We continue to see acceleration of FTTP orders, and not only from Verizon. In the past few weeks we received several new FTTP orders including one from a customer who switched over from one of our competitors. We are now in the low thousands of ONT units ordered by the independent carriers and we see this trend continuing, especially with the additional resources we’ve placed in this market. I continue to see 2004 FTTP revenues in the range of my previous expectations and I look to a significant ramp in 2005.

Next let me give you a brief update on our progress with Verizon, with the Verizon deployment. Verizon has appeared recently at industry and financial conferences and they have provided some solid details on the size and speed of their deployment. Their statements suggest that they plan to move even faster and broaden the reach of their network to include even more consumers, a true validation of their FTTP strategy. We are now shipping products in meaningful quantities for this deployment. While I cannot go into the details on the milestones and deliverables, I can say that no penalties were incurred in this past quarter. We continue to work hard to meet Verizon’s needs and resolve any outstanding issues.

On the regulatory front we are very encouraged by the recent FCC decision to afford FTTC networks the same regulatory treatment as FTTP networks. While clarity is still required regarding small and medium business deployments of these networks, we feel that the recent ruling will only serve to enhance the deployment of broadband networks in general and deep private deployments specifically. We clearly expect to see additional investment by the incumbent carriers in new architectures going forward, and this can only be good news to the industry as a whole.

Now this is normally the point in my remarks where I provide some thoughts on our business going forward, so let me say in summary that overall we are encouraged by the growth of our business to the RBOCs, the positive reaction to our enhanced focus on the IOC market, and the acceleration of FTTP deployment by both large and small carriers. We are confident that as carriers of all sizes upgrade their access networks they will continue to look to our solutions to meet their most advanced fiber access needs. The compelling value proposition created by the merger of AFC and Tellabs will further enhance the opportunities for our company in the future.

With that I will turn the meeting over to Keith, who will provide a more detailed view of our quarterly results. Keith:

Keith Pratt:	Thank you John. Before I begin the review of our third quarter results let me point out that the majority of the comparisons that I will share for year over year and quarter over quarter periods are comparisons of our core business performance from operations and exclude items such as merger and acquisition related costs, restructuring costs, amortization of acquired intangibles and litigation settlement costs and awards.

As noted at the top of the call a reconciliation of core results to GAAP results is attached to our earnings release. Also, third quarter results include the full quarter results of AFC Bedford, which was previously a business unit of Marconi Communications that we acquired in February. Comparisons of year to date amounts include AFC Bedford for only the last five weeks of the first quarter and fiscal 2003 amounts do not include AFC Bedford operations.

I would like to start with a review of the income statement. Revenues for the third quarter of 2004 totaled 119.6 million dollars, representing an increase of 1% from the second quarter of 2004. Compared with the third quarter of 2003, revenues increased 40%. AFC Bedford stand alone revenue for the third quarter of 2004 was approximately 52 million dollars.

Revenues for the first nine months of 2004 were 331 million dollars, a 33% increase from the 248.7 million dollars recorded in the first nine months of 2003. AFC Bedford stand alone revenue from the acquisition date of February 20th through September 30th 2004 was approximately 118 million dollars.

Domestic revenues represented 90% of total revenues during the quarter. Domestic revenues remained flat compared to last quarter and increased 45% from the prior year’s comparable period.

International revenues represented 10% of total revenues during the quarter. International revenues increased 15% compared to last quarter and increased 8% compared to the prior year’s comparable period.

Two customers, BellSouth and Sprint, each accounted for more than 10% of total revenues during the third quarter. In the aggregate these two 10% customers accounted for 58% of third quarter revenues.

Core business gross profit margin was 37.8% for the quarter, compared with 40.6% last quarter and 47.7% in the third quarter of 2003.

Core business operating expenses totaled 41 million dollars in the third quarter, consisting of the following: research and development expenses of 21.2 million dollars, or 18% of revenues; sales and marketing expenses of 10.6 million dollars, or 9% of revenues; general and administrative expenses of 8.1 million dollars, or 7% of revenues; and integration costs of 1.1 million dollars, primarily related to the acquisition of AFC Bedford.

During the third quarter we successfully completed the migration of AFC Bedford to our existing ERP system. As a result the integration of Bedford is substantially complete, and we do not expect to incur future integration expenses related to this acquisition.

Core business operating income for the quarter was 4.1 million dollars, or 3.5% of revenues. This compares to 2.7 million dollars, or 2.3% of revenues reported in the second quarter of 2004 and 9.9 million dollars, or 11.7% of revenues, reported in the third quarter of 2003.

GAAP net income for the third quarter of 2004 was 17.3 million dollars, or 19 cents earnings per share. Core business net income was 5.9 million dollars, or 7 cents earnings per share. To derive core business net income the following items were excluded: investment banking, legal and other fees related to the proposed merger with Tellabs totaling 502 thousand dollars; amounts we received as reimbursement for attorney and arbitration fees related to an arbitration award which was booked in the second quarter in the amount of 563 thousand dollars; amortization of acquired intangibles in the amount of 4 million dollars related to the AccessLan and AFC Bedford acquisitions; and a tax benefit of 15.9 million dollars related to a tax reserve adjustment.

In summary, earnings per share for our core business decreased from 11 cents in the third quarter of 2003 to 7 cents in the third quarter of 2004.

Before leaving the discussion of the income statement I would like to provide some additional commentary on our reported revenues for the third quarter. Third quarter revenues were modestly lower than expected. AFC Bedford revenues exceeded our expectations whereas revenues from our Petaluma business were lower than anticipated. Petaluma revenues were impacted by FTTP manufacturing yields.

At this point I will turn the discussion towards the balance sheet and cash flow statements. Cash and marketable securities totaled 813 million dollars at the end of September 2004. This compares with 1.092 billion dollars at the end of December 2003. The decrease in cash and marketable securities is primarily due to the acquisition of AFC Bedford in the amount of 246 million dollars.

Days sales outstanding was 45 days in the third quarter of 2004, compared with 52 days for the second quarter of 2004, and 63 days in the third quarter of 2003.

Net inventories increased from 44.7 million dollars at the end of the second quarter to 50.7 million dollars at the end of the third quarter of 2004. Core business inventory turns were approximately 5.9 times per year for the third quarter of 2004, compared with 6.3 times per year for the second quarter of 2004 and 8.2 times for the third quarter of 2003.

Net cash provided by operating activities was 21.1 million dollars for the nine months ended September 2004, as compared to 538 million dollars for the nine months ended September 2003. Excluding Cisco cash proceeds and taxes paid on the related gains, cash provided by operating activities for the nine months ended September 2003 would have been 44.4 million dollars.

This completes the review of the financial results for the third quarter. I would now like to update you on the status of the tax refund related to the gain on the Cisco hedge contracts.

Our balance sheet as of September 2004 reflects an income tax receivable of 219 million dollars, based on the filing of our tax returns in the third quarter. After the close of the third quarter we received a refund from the Internal Revenue Service of approximately 202 million dollars. We received the full amount of the refund that we requested from the IRS related to the exclusion of gains attributable to our Cisco hedge contracts. This refund was requested based on the strength of an IRS private letter ruling that we received in the second quarter, which is consistent with our position that we are entitled to defer the gain on the hedge contracts because the contracts were settled with borrowed Cisco shares. We have also requested a California tax refund of approximately 16 million dollars related to this transaction, which we expect to receive in the fourth quarter.

As we noted in our second quarter earnings call we recorded a deferred tax liability of 210 million dollars. This liability includes taxes that will be due on the hedge contract gain upon termination of our Cisco share loan. It is our intent to maintain this loan for an extended period to the extent possible. You should note that our balance sheet reports a deferred tax liability of 183 million dollars, since our deferred tax assets are netted against this liability as required by GAAP. You may also note that our income tax receivable is greater than our deferred tax liability due to the utilization of tax credits and other items on our tax returns.

At this point I will provide some high level comments on the trends that may impact our fourth quarter financial performance. Let me begin by saying that as our FTTP business begins to grow, uncertainties surrounding the timing of FTTP system orders, the mix of components in the deployment of FTTP systems, and the mix of customers, make it difficult to forecast quarterly revenues, gross margins and the net profits. Compared with the third quarter we currently expect trends in some of our key metrics in the fourth quarter to be the following:

Revenue could increase modestly as increasing FTTP shipments more than offset seasonal softness in our traditional DLC business.

Gross margin percentage could decrease significantly based on expectations for a revenue mix with a large number of single family home ONTs that will have negative gross margin. The gross margin percentage could decrease to a number in the mid to high 20s.

Operating expenses could increase modestly based on anticipated R & D initiatives and planned employee hiring in the quarter.

The combined impact of these operating trends is expected to result in an operating loss for the quarter on a GAAP basis. As we noted in our July call over the next several quarters the amount of single family home ONTs that we ship is likely to have significant impact on near term gross margins and overall financial results. We are working on significant cost reductions for these units that we expect to realize in 2005. Given that we are at the early stages of customer rollout of this new technology and precise details of network build out and customer adoption are still evolving, this will be a difficult part of our business to forecast.

During the course of 2005 we expect design cost reductions, component price reductions, and increased production volumes to improve gross margins significantly compared with initial FTTP shipments.

Thank you for your attention. We will now open up the discussion for Q & A.

Operator:	Thank you sir, we will now begin the Q & A session. If you would like to ask a question during this period please press star, one, on your telephone keypad, and if you are in the queue and no longer want to ask your question, simply press star, nine.

And at this time the first question is coming from Vivek Arya of Merrill Lynch.

Vivek Arya:	Thank you, good afternoon. My question is if you could comment on the state of competition at Verizon, SBC and BellSouth? Specifically we have heard that Verizon may be looking for a second supplier for FTTP, and at SBC they recently announced a selection of Alcatel for Project Lightspeed, and I would like to hear your comments on what that does to your business at SBC. And at BellSouth, how you see the evolution from this fiber to the curb product, which is a relatively old to their next generation of broadband deployment? Thank you.

John Schofield:	OK, this is John. I will attempt to answer all of those. Let me start with Verizon. We have long maintained and always felt that Verizon would likely have other vendors in their network. We still believe that will occur at some point in time. It isn’t there yet and, you know, I think when that happens we will still be the incumbent vendor and we will move forward from that standpoint.

With regard to SBC, their award as announced last week is a little confusing in the sense that Alcatel claim it’s exclusive but SBC claim it isn’t, but that aside this was a non-RFP award and we see at this point in time it having little impact on the business that we are currently doing with SBC.

As far as BellSouth is concerned, firstly I would actually challenge the comment that the products that we are selling are a little old. They are actually not and we are continuing to enhance and add features to them that meet the needs of the marketplace as it exists today and going forward. BellSouth is in an RFP process however, and as a result of that there’s not a lot I can comment on with regard to that, but as you saw from the numbers BellSouth is our largest customer and we expect to continue to be a significant vendor to BellSouth in the coming periods.

Vivek Arya:	Thanks John. A very quick follow up; DSL port shipments, from what I gathered from your comments, went from 115 thousand in the previous quarter to 142 thousand this quarter.

John Schofield:	That’s correct.

Vivek Arya:	So, you know, that is almost a 20 to 30% sequential improvement, yet your revenues are sort of flattish compared to last quarter. What does that say about the pricing environment for DSL?

John Schofield:	Actually it’s really not a reflection of pricing. What we saw in the third quarter compared to the second quarter was fewer cabinet shipments. We shipped a lot more boards, both DSL and for that matter POTS ports. We had an increase in POTS ports in the quarter but we shipped fewer cabinets during the quarter, so that’s why you see the impact on the revenue the way it’s come out.

Vivek Arya:	Right, thank you.

Operator:	The next question is coming from Simon Leopold of Morgan Keegan.

Simon Leopold:	Thank you. A couple of housekeeping questions and then a little bit longer one please. First of all if we could get an update on the head count, where it stood at the end of this quarter and compared to last quarter. Also you give us DSL ports, if you could give us a count on voice ports. And then the last part of the question is, looking at the products that you are selling to BellSouth, I believe there are two basic platforms, the FDLA (sp?) and the MX model. If you could give us a status on where you are on the upgrades and the ability for these products to carry significantly greater bandwidth. My understanding is the highest speed connection to the network is a DS3 and an upgrade has been planned and I just want to catch up on the status. Thank you.

John Schofield:	I’ll let Keith answer the head count one first Simon.

Keith Pratt:	Yes just on headcount, we increased headcount from 1,023 at the end of the second quarter to 1,048 at the end of the third quarter.

John Schofield:	And in terms of the port shipments Simon, we shipped 350 thousand voice ports in the quarter in addition to the 142 thousand DSL ports.

With regard to BellSouth actually what we are selling to BellSouth is the MX fiber to the curb and DISC*S DLC platform. The FDLA is a very old platform that we don’t sell anymore. In terms of upgrading the MX, we are in the process of doing that with gigabit Ethernet capability and ADSL2+ capability and those products will rollout over the next several quarters.

Simon Leopold:	Now is there a project to upgrade the network interface from DS3?

John Schofield:	That’s, for video we will be supporting gigabit Ethernet network interfaces.

Simon Leopold:	And that’s underway?

John Schofield:	Yes it is.

Simon Leopold:	Thank you.

Operator:	The next question is coming from Alex Henderson of Smith Barney.

Alex Henderson:	Thanks. Maybe I could just follow that last question up. So to the extent that BellSouth is already rolling out its trials this quarter on the ADSL2 rollout, does that mean you’re leading that window and are competitive in that trial with that product, or will be lagging the timing a little bit and in the first half of next year, targeting that? And then I’ve got a follow-up.

John Schofield:	Their ADSL right now is on the DSLAM Alex and as the secondary step of their upgrade we will be on the MX and the DISC*S platform.

Alex Henderson:	So do you feel you’re fairly comfortable that you’re competitive position in turning that installed base of NAA stuff over to this type of technology is going to be effective?

John Schofield:	Yes, in fact we’re ramping DSL shipments on that platform today. It’s not ADSL2+ its ADSL, but those shipments are ramping.

Alex Henderson:	OK, and second question. Can you talk a little bit about the percentage of revenues that was realized out of the IOCs this quarter? The IOC is obviously declining as a percentage of sales given how strong the Bells were, but – and you’re talking about how your plans are being well received but it seems like the competitive environment there continues to get tougher. So can you talk a little bit about how fast you’re going to be able to stabilize that and how much it’s going to cost you on pricing to do so?

John Schofield:	Well we’re shipping really the model Alex to FTTP and FTTN applications and we’ve in fact in the last couple of months added about ten new customers for FTTP in the IOC space. I’m not sure of the exact percentage of our revenue – somebody is looking at that right now. But yes, it is certainly compressed in terms of percent of the total revenue. But we are very encouraged by the reaction we are getting from these customers as we’ve gone out here in the last several weeks and talked to them and shown them our roadmap, particularly for adding new features such as GigE and IGMP to the platform to enable them to deploy video more easily across the AccessMax platform.

I’m not sure that we’ve seen any what I would call “abnormal” competitive behavior from a pricing standpoint out there. Typically when we have lost competitive bids in the IOC space it’s been because of a lack of IP video, quite frankly, and we are addressing that situation and we should get that back on track. When we can get customers interested in RF video we tend to win 90% of the time. So you know, we’re doing a lot of things out there. The initiatives really are centered around the technology roadmap. Obviously where we need to be competitive on price we will be competitive on price, but we haven’t seen that be a major issue yet. We think we are actually quite competitive on price.

Alex Henderson:	One last question; did the hurricanes impact the business in the southern Gulf coast area, and if so does that impact your chance of sales? Will that rebound a little bit in the replacement market in 4Q?

John Schofield:	We had a very strong quarter with BellSouth in Q3 but having said that we’ve obviously seen an increase in cabinet orders in the early part of this quarter, I think to replenish equipment that was damaged during the series of hurricanes that they had down there.

Alex Henderson:	Has it been material? Are we talking, you know, a reasonable amount of dollar value?

John Schofield:	Yes, I think our business should be quite strong in Q4 with BellSouth.

Alex Henderson:	Thanks.

Operator:	The next question is coming from Reg King of WR Hambrecht & Company.

Reg King:	Great, thank you. I was hoping that you could tell me a little bit more about the yield issue for the quarter and what you’ve done to address that, if you can help me understand that a little bit John. And then if you could help me understand the impact on the gross margin for this quarter. It looked like the cabinet shipments were down, board shipments up which probably I guess bounces against this yield issue, so if you help me on the gross margin and the operational effects on the yield.

John Schofield:	Well I’ll let Keith delve into the low gross margin issue. I’m probably not going to give you a lot of what you’re looking for because I don’t want to give all of those competitors that I know are listening on this phone call any particular information that might help them. But really the yield issue relates to just ramping a new product through a new manufacturing process and we just had a higher than expected fallout rate, particularly on the ONTs during that process. As each week goes by the yields are increasing and you know, getting to a level here as we go through the quarter that we think is where it ought to be and what we would expect, I guess, for a relatively complex product in this early stage of development.

Keith Pratt:	Reg, in terms of factors that influenced the gross margin, particularly as we moved from the second to the third quarter, there are actually several factors I’d draw your attention to. I think as we demonstrated in the prepared remarks, this is the first quarter where we had over 50% of our revenue related to RBOC sales. In general the RBOCs as larger customers do get more favorable pricing and that puts some downward pressure on gross margins.

In addition the Bedford piece of the Petaluma increased somewhat at the expense of the Petaluma piece of the business and again the profile of the gross margin there is a little lower than the corporate average historically.

And then in terms of FTTP we did see more FTTP related shipments in the third quarter compared to the second, and again in these early months of getting going with FTTP the cost points of all parts of the solution are relatively high. We are working on cost reductions for all parts of that solution but in these early few quarters we are at a high point and we’ve a lot of initiatives underway to improve those cost points.

Reg King:	And Keith is the FTTP you would estimate is the biggest contributing factor to the guidance that you are giving us on gross margins going forward?

Keith Pratt:	You are correct. For the guidance looking into the fourth quarter it is the biggest factor and specifically a very significant uptick in the number of those single family home ONTs. And again that’s an area where we have considerable work underway and a roadmap of plans to improve that cost point as we go forward.

Reg King:	Great, thanks Keith.

Operator:	the next question is coming from Todd Kaufman of Raymond James.

Todd Kaufman:	Yes thank you. Can you speak to what your expenses FTTP revenues were in the quarter, particularly given the yield issues you’ve cited?

John Schofield:	Now we’re not breaking out those revenues at this point in time Todd. They were meaningful but not a huge part of our revenues in the quarter. We expect them to be a much bigger part of revenues in the fourth quarter.

Todd Kaufman:	Just a follow up to that, you said that in your opening remarks you expect a full year ‘04 FTTP revenues to be in line with prior expectations, given that the first nine months you’ve encountered more difficulties than originally expected. When you look at your fourth quarter guidance which part of your business is seeing the most weakness, given that it looks like you’re hoping for a pretty significant ramp in FTTP in December?

John Schofield:	You know, we do have seasonality in our business and that always affects our fourth quarter and first quarter, and typically that’s been a, you know, sort of anywhere from high single to low a double digit seasonality move, and we expect that to be plugged with increased shipments of FTTP during the quarter. My original, if I harken back to the guidance for Q2, that was that I gave for FTTP I indicated that I expected it to be in the low tens of millions for the year, and I still expect it to be in that range.

Even though we have, you know, had shipment difficulties we’ve still shipped a reasonable quantity of the infrastructure components of FTTP. Where we’ve had some of the yield issues have been with the ONT and we’re really now only ramping the ONT component here in the backend of the year. But we have shipped a significant quantity of the infrastructure, you know, the racks, the common equipment, the chassis, all of that, the gateway parts of the solution, and a reasonable quantity of the OLTs, though they are ramping as well.

Todd Kaufman:	Thank you.

Operator:	the next question comes from Steve Levy of Lehman Brothers.

Steve Levy:	Hi John, if I could just follow up on that last point. As you look at the OLT shipments in 4Q versus 3Q, would you expect them to be up alongside maybe not as rapidly as the ONTs but still up?

John Schofield:	They’ll probably be about flat with Q3 Steve. It’s really the ONTs that we expect the big jump in.

Steve Levy:	But you’ll still be shipping some OLTs for new offices, right?

John Schofield:	Oh absolutely.

Steve Levy:	OK, and then if we could just go to the operating expenses, that were down noticeably from June, even down from March which only had a little bit of the Bedford operation, with the headcount up slightly now. Were there some programs that ended or how can we understand the operating expenses being down so much?

Keith Pratt:	Steve it’s Keith. A couple of things; if you look at the sales and marketing line item you will see that we’re down quite significantly on a sequential basis from Q2. Keep in mind in Q2 it’s a very heavy period from a commercial point of view. SUPERCOMM occurred in the second quarter. We’ve had a lot of activity related to that event; an uptick in some of our advertising and other promotional activity that is relatively heavy on expenses.

Then on the R & D side what we are finding is we have a number of charges, particularly related to outside services, Telcordia and the like, where there are timing issues. We had thought some of those were going to hit in the third quarter. In all likelihood they are now slipping into the fourth quarter. So you’re right in that in general the operating expenses in Q3 came in lighter than we had expected.

We’ve also got some hiring that we were planning to do. We accomplished some of that but some of it has run a little slower than we had planned for, but it is still our intent to do some of that hiring as we move forward, particularly in the R & D area, customer service and a couple of other areas as we move the business forward. So that will put some upward pressure on OpEx in the fourth quarter.

Steve Levy:	And your guidance there will be up modestly right?

Keith Pratt:	Yes.

Steve Levy:	OK. And then if I could just go back to the independent Telco’s. John you talked about the initiatives on strengthening. You’re getting very good reactions. It’s going to be a little tough to judge here I guess because we have a seasonally down quarter. How would we go about, or what are you looking for, for some signs of them saying hey, that’s great, we really like that? For signs that we can say OK, we’ve stemmed the bleeding there and we’ve turned it around?

John Schofield:	I think what we would really look for, you know, we had this event and we had a hundred customers approximately turn up and, you know, it was really encouraging to hear some of the things that they said. Now they took a few shots at us as well, but you know, they like us as a vendor and they want us to do certain things for them and we are addressing those needs.

I think the metric is going to be, and you know we’ll try and track this in a way that’s meaningful for you, but the metric is going to be the number of customers that renew with us, the number of customers that sign up for FTTP, the number of customers – for example we’re offering to the smaller independents, a national network operations center capability where we run their network support center for them; they’re too small to do it themselves. And in the last – essentially in fact held our open house with the IOCs in Chicago. We’ve actually had about twenty new customers sign up for that service, for example. So they’re the kinds of metrics that I’ll be looking for. In addition obviously to just the sheer revenue as we move forward over subsequent quarters, driving that business.

But clearly when we can point to more FTTP customers in the IOCs and we’ll be doing that. We’ve got a lot of FTTP customers that we haven’t talked about but we will be talking about over the coming periods as they get more comfortable with the deployment of the solution and we can then go talk publicly about it. We tend to be a little bit different perhaps than some of our competitors. We actually will talk about these customers when they are installed, turned up and running, not just when we get an order from them. So you’ll start to hear those announcements coming from us over the next weeks and months.

Steve Levy:	And then if I could just, one more thing. I think John you talked about BellSouth should be strong in the fourth quarter. Should we read that as being up sequentially?

John Schofield:	There is potential for up sequential in the fourth quarter, yes.

Steve Levy:	And if we look at the impact of FTTP, I know we – you don’t want to tell us what it was in this quarter, what it might be in the next quarter, but the sequential increase sounds like it’s going to be more than 10 million dollars.

John Schofield:	It’s, yes it’s certainly in that range, yes.

Steve Levy:	OK, thank you very much.

John Schofield:	thanks Steve.

Operator:	The next question is coming from George Notter of Jefferies.

George Notter:	Hi guys, and a lot of my questions have been asked and answered. I guess I wanted to know about tax rate as well. I think you said the, guided for 18% tax rate kind of on a going forward basis. Coming to this quarter it looks like it’s a little lower than that. Anything new there?

Keith Pratt:	Yes George, if you reference today’s earnings release you’ll see for the full year our estimate for the core tax rate is 15% and that just reflects our current view of the fourth quarter and the expectation for an operating loss that I outlined in the prepared remarks. So that’s really the primary change from where we were three months ago.

George Notter:	Got it, OK. Then on OpEx referencing I think Steve’s question earlier, you came in, the close guidance of 45 to 46 million dollars on operating expenses, came in I think 5 or 6 million dollars lower than that and some of the costs, like SUPERCOMM costs or tradeshow costs and advertising costs certainly would have been expected costs coming into the quarter So I guess my question then is from the Telcordia thing, did they make up the entirety of the difference in OpEx or was there something else moving in there? Thanks.

Keith Pratt:	Really it’s what I said to Steve earlier. Certainly in the R & D side, use of outside services for testing, Telcordia and the like. Timing of that can slip a few weeks and push you into a later period. That is part of what made Q3 a little lower than we expected, but we think will cause upward pressure in the fourth quarter.

And then as I mentioned earlier we do have some hiring, some of which we accomplished during the third quarter but other hiring that is not complete but is in our plans. And keep in mind with hiring you not only have the run rate cost when the individual comes onboard, but there actually are costs associated with both the hiring process and relocation that can actually cause a bit of an uptick during the period that you make the hiring. So those are the kinds of factors that I think will see us have an uptick during the fourth quarter. It may not reach as high as what we had expected when we entered the third quarter, which was a number in the mid forties, but certainly somewhere north of where we actually were in Q3, somewhere between the two.

George Notter:	Got it, thanks.

Operator:	Our next question is coming from Ken Muse of Robert W Baird.

Ken Muse:	Good morning. Can you just tell us again when the exclusivity and the ONT and the OLT happen?

John Schofield:	Actually Ken I can’t, because that – we’ve never actually formally talked about when, what and if we have those things. Those are part of a confidential contract. It’s been speculation that we have exclusivity for some period of time and given the nature of our agreement with Verizon I would get in significant trouble if I talked about that.

Ken Muse:	Fair enough. How about this –assuming there would be a second source on the ONT portion of it coming first, could you just maybe help us, guide us in the pricing the plan. Obviously you’re selling them at negative gross margins now and you’re trying to get cost downs going. I guess what would happen though if you had a second vendor coming in assuming, you know, more price competition there?

John Schofield:	Well I don’t think we will see a heck of a lot more price competition because everybody is sort of in the same boat. I do quite frankly expect to see other vendors for ONTs in the Verizon model in 2005, and not just for single family homes. I expect them for a variety of ONTs that they have requirements for. I don’t expect price pressure as a result of that and I think the work that we are doing on cost reductions, which will kick in during the course of 2005, will have a significant impact on the margin situation on the ONTs regardless of whether there’s a competitor in the marketplace or not.

Ken Muse:	OK, great. Thank you.

Operator:	The next question is from Jason Adder of Thomas Weisel Partners. Mr. Adder you may want to unmute your speakerphone sir, but your line is open.

We will continue with Gina Sockolow of Buckingham Research.

Gina Sockolow:	Thank you. Could you tell us a few things? Your book to build and your guidance for revenue. You said a modest increase in revenue. Is that zero to 5%? And also whether your FTTP revenue was sequentially up or down. And lastly how are you able to slash sales and marketing costs so significantly over the quarter?

Keith Pratt:	OK I’ll take a crack at those if I’ve got them all. Book to build was slightly above 1 for the quarter. In terms of revenue guidance your estimate of zero to 5% being modest, I think that’s a reasonable way to look at it. It could be within that range, it could be slightly higher.

Marketing costs, again I referenced earlier we did make some hiring plans in the quarter that were not realized. We did make some organizational changes in that part of our business during the course of the year. Some of those changes were implemented near the end of Q2 so as we entered the third quarter we had fewer heads working in that part of the business but we did have the intent of adding some new folks into that part of the business and that hiring is not yet complete. So that, in addition to the comments earlier about the number of trade show and related activities really contributed to sales and marketing going down from the second quarter moving into the third quarter.

Gina Sockolow:	OK, and FTTP, was it sequentially up or down?

Keith Pratt:	It was sequentially up moving from the second to the third quarter and we think it will be up again moving from the third to the fourth.

Gina Sockolow:	And do you expect to continue to slash sales and marketing costs?

Keith Pratt:	No, we would expect sales and marketing costs to be up slightly in the fourth quarter.

Gina Sockolow:	Thank you.

Operator:	The next question is coming from Stephen Bingham of HMC New York.

Stephen Bingham:	Hi, good afternoon. A couple of questions. Is Verizon aware of your guidance going into the fourth quarter and what is their feeling? Are they as comfortable as they have said in the past?

John Schofield:	Well I don’t know if they are aware of our guidance. We base our guidance on the information that they are giving us about expected delivery and requirements. So they give us forecasts.

Stephen Bingham:	I mean Tellabs, I’m sorry, not Verizon.

John Schofield:	Ah, so the question again is – Tellabs is fully aware of everything that is going on with our business.

Stephen Bingham:	OK. So they are completely aware of the guidance going forward?

John Schofield:	Of course.

Stephen Bingham:	OK, thank you.

Operator:	The next question is coming from Sam (inaudible) Global Capital.

ST Telifordado:	Yes hi, it’s ST Telifordado (sp?) for Sam Sevas. You had mentioned earlier that you hadn’t missed any milestones with respect to the Verizon contract during Q3. Is it safe then to assume that the breach of contract that you spoke about on last quarter’s conference call has now been cured?

John Schofield:	We’re still negotiating a variety – discussing I guess is a better word – a variety of issues with Verizon to resolve all the outstanding issues. That’s about all I can say on that right now.

ST Telifordada:	OK, thank you.

Debbie McGowan:	Operator we will take one more question.

Operator:	Very good, and the last question is coming from Ari (inaudible) of Standard & Poor’s.

Ari:	Yes, I’m just wondering on the trend of Verizon deploying to single family homes. It would be thought that initially a lot of the fiber to the premise deployments would be sort of focused on multi tenant dwellings and do you see that trend continuing, and is there any reason to why it wouldn’t be more focused on multi tenant dwellings?

John Schofield:	Well actually I think in the initial markets that they are operating in, for example remember their first market that they rolled out in Keller, Texas which is a suburban area made up largely of single family homes. So I think their focus is in fact on the entire market, but their initial markets seem to be primarily addressing areas that are largely populated by single family homes.

Operator:	Sir, has your question been answered?

Debbie McGowan:	OK, thank you. That concludes our conference call today on our third quarter 2004 earnings. We thank you for your attention and participation. Good bye.

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